Exhibit 3.1

SECOND AMENDMENT TO
SECOND AMENDED AND RESTATED AGREEMENT
OF LIMITED PARTNERSHIP OF NGL ENERGY PARTNERS LP

THIS SECOND AMENDMENT TO SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF NGL ENERGY PARTNERS LP (this “Amendment”), dated as of January 6, 2012, is entered into by NGL Energy Holdings LLC, a Delaware limited liability company, as the General Partner, pursuant to authority granted to the General Partner in Section 13.1 of the Second Amended and Restated Agreement of Limited Partnership of NGL Energy Partners LP, dated as of May 10, 2011, as amended by the First Amendment, dated as of October 20, 2011 (as amended, the “Partnership Agreement”).

WHEREAS, pursuant to Section 13.1 of the Partnership Agreement, each Partner agreed that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect (i) a change that the General Partner determines, among other things, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect or is necessary or appropriate to facilitate the trading of the Units or (ii) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests pursuant to Section 5.6 of the Partnership Agreement; and

WHEREAS, the General Partner has determined that the changes reflected in this Amendment will be beneficial to the Limited Partners, do not adversely affect the Limited Partners in any material respect, are necessary or appropriate to facilitate the trading of the Units, and are necessary or appropriate in connection with the creation, authorization or issuance of classes or series of Partnership Interests pursuant to Section 5.6 of the Partnership Agreement.

NOW, THEREFORE, the Partnership Agreement is hereby amended as follows:

1.                                       New definitions are added to Section 1.1 in the appropriate alphabetical order as follows:

“Pacer Propane Holders” means Liberty Propane, L.L.C., an Illinois limited liability company, Pacer-Enviro Propane, L.L.C., a Washington limited liability company, Pacer-Pittman Propane, L.L.C., a Mississippi limited liability company, Pacer-Portland Propane, L.L.C., an Oregon limited liability company, Pacer Propane (Washington), L.L.C., a Washington limited liability company, Pacer-Salida Propane, L.L.C., a Colorado limited liability company and Pacer-Utah Propane, L.L.C., a Utah limited liability company.

“Second Amendment” means that certain Second Amendment to this Agreement, dated as of January 6, 2012, entered into by the General Partner.

2.                                       A new Section 6.11 is added to read as follows:

Section 6.11         Special Provisions Relating to the Pacer Propane Holders.  Notwithstanding anything to the contrary set forth in this Agreement, the Pacer Propane Holders and any of their transferees, as holders of 1,500,000 Common Units issued on

January 3, 2012, shall not be entitled to receive a distribution pursuant to Section 6.3 with respect to such Common Units in regard to the Quarter ended December 31, 2011.

3.                                       Capitalized terms used but not defined herein are given the meanings set forth in the Partnership Agreement.

4.                                       This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first set forth above.

GENERAL PARTNER:

NGL ENERGY HOLDINGS LLC

By:	/s/ Craig S. Jones
Craig S. Jones
Chief Financial Officer

SIGNATURE PAGE

NGL ENERGY PARTNERS LP

SECOND AMENDMENT TO SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP